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                 January 23, 2023

       Mark Tattoli
       General Counsel, Director
       Core Laboratories Luxembourg S.A.
       12E Rue Guillaume Kroll
       L-1882 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: Core Laboratories
Luxembourg S.A.
                                                            Registration
Statement on Form S-4
                                                            Filed January 17,
2023
                                                            File No. 333-269259

       Dear Mark Tattoli:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Michael Purcell at (202) 551-5351 or Mitchell Austin, Legal Branch
       Chief, at (202) 551-3574 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Thomas Zentner